Exhibit 99.1

NMG Furthers its Value-Added Graphite Coating Efforts and Obtains Renewed Support from the Government of Canada

  Coating is the ultimate beneficiation step for graphite anode material; NMG is set to have a 2,000 tpa of CSPG production capacity thanks to its Phase-1 coating unit
  NMG’s innovative coating technology could generate up to 25% energy reduction, optimize production flow and provide versatility for different precursors as R&D advances
  NMG aspires to become North America’s largest and first fully-integrated lithium-ion battery anode material producer with one of the lowest environmental footprints within its sector
  NMG has secured a grant from the Government of Canada, to further advance the deployment of its proprietary coating technology
  The Canadian and U.S. battery value chain is fast developing and seeking local alternatives to Asian material supplies

MONTRÉAL--(BUSINESS WIRE)--March 31, 2022--A reflection of its focus on green technologies and local advanced manufacturing, Nouveau Monde Graphite Inc. (“NMG”, “Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) has secured a $5.75 million grant from Sustainable Development Technology Canada (“SDTC”), a flagship program from the Government of Canada, for the deployment of its proprietary coating technology. Funding will support the ongoing construction of a Phase-1 commercial-scale unit to produce coated spherical purified graphite (“CSPG”) to complete the Company’s local, carbon-neutral and fully integrated value chain, from mining to beneficiation of anode material, for the growing lithium-ion battery market.

The Honourable François-Philippe Champagne, Minister of Innovation, Science and Industry, remarked: “This is the time for bold and ambitious action. Our government is proud to support groundbreaking companies, like Nouveau Monde Graphite, that are making Canada a global leader in clean technology while ensuring a greener future for everyone. These innovators are driving our economic prosperity while creating well-paying jobs across Canada. They are key to the vital shift to a healthier environment and a net-zero carbon economy.”

Coating is the ultimate beneficiation step for graphite anode material, creating a stable electrolyte interface layer in the battery system and increasing first-cycle efficiency. Production has historically been concentrated in Asia, with limited capacity and technological expertise in the Western World.

NMG is developing a vertically integrated natural graphite production, from ore to battery material, by leveraging its wholly-owned Matawinie graphite deposit and advanced manufacturing proprietary technologies, namely in purification and coating, to extract, transform and generate economic returns on this Canadian local natural resource.

NMG has opted for an innovative coating technology that could generate up to 25% energy reduction, optimize production flow and provide equipment versatility for accommodating different precursors as the Company advances its research and development program. The Company’s proprietary coating process has already demonstrated its high performance in electrochemical tests. Under the same conditions in half-button cell batteries, the reversible capacity (a measure of the energy density for performance) obtained with NMG’s anode material is 365 mAh/g compared with 360 mAh/g for the leading Asian standards.

Arne H Frandsen, Chair of NMG said: “Nouveau Monde has a clear vision of supplying the market with high value-added anode materials, critical for the electrification and decarbonization of our society. The ability to provide coated battery-grade graphite is critical for our value proposition. With our Québec-based coating facility, we will have a 100% value chain – exclusively based in Canada. We all remain most grateful for the continued support.”

Eric Desaulniers, Founder, President, and CEO of NMG, commented: “The support reiterated by the federal government is instrumental in our effort to position Canada as a high-quality, environmentally focused and competitive alternative to existing Asian anode material producers. Our Phase-1 modules continue to accelerate the commercialization of our advanced products while derisking our development profile. At NMG, we aspire to become North America’s largest and first fully-integrated lithium-ion battery anode material producer for the world’s leading battery and auto manufacturers.”

Leah Lawrence, CEO of SDTC, added: “There is a tremendous opportunity to build a lithium-ion battery supply chain here in Canada. With their domestic sustainable low-carbon graphite production, Nouveau Monde Graphite is tapping into this opportunity. SDTC is happy to fund a company gearing up to compete on the global market while ensuring sustainability.”

The Canadian electric hub is fast developing with recent announcements from producers in critical minerals and metals, electrodes and batteries, as well as original equipment manufacturers. From four battery factories currently in production in Canada and the U.S., 17 are in construction or planned on the continent (Benchmark Mineral Intelligence, March 2022), adding pressure to already constrained procurement sources.

NMG is advancing with the deployment of its CSPG production with the construction of its Phase-1 coating line, targeted for commissioning before the end of H1-2022. This unit will complete the Company’s graphite-based product range for the electric vehicle and renewable energy sectors by having a production capacity of up to 2,000 tpa of anode material.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

About Sustainable Development Technology Canada

SDTC supports companies attempting to do extraordinary things. From initial funding to educational support and peer learning to market integration, SDTC is invested in helping small and medium-sized businesses grow into successful companies that employ Canadians from coast to coast to coast. SDTC is relentlessly focused on supporting companies to grow and scale in an increasingly competitive marketplace.

Subscribe to our news feed: https://NMG.com/investors/#news

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the timeline and completion of the Company’s Phase-1 coating unit, the deployment of the Company’s proprietary technologies, trends in the battery value chain, the impact of the foregoing on the project economics, the intended production capacity of the Company’s Phase-1 coating unit, the potential results and benefits of the Company’s proprietary coating technology, including the potential reduction in energy consumption, the Company’s aspirations, the Company’s intended vertically integrated natural graphite production , and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com